

OLD MUTUAL®
Insurance Series Fund

Old Mutual Insurance Series Fund

PROSPECTUS

April 10, 2008

Old Mutual Small Cap Portfolio

CONTENTS

INTRODUCTION

An Introduction to Old Mutual Insurance Series Fund and this Prospectus:

Old Mutual Insurance Series Fund (the "Trust") is a mutual fund that sells shares in its separate investment portfolios through variable annuity contracts ("VA Contracts") and variable life insurance policies ("VLI Policies") offered by separate accounts of certain insurance companies ("Participating Insurance Companies").

This Prospectus contains important information you should know before investing in the Portfolio and as a shareholder in the Portfolio. This information is arranged into different sections for easy reading and future reference. To obtain more information about the Portfolio, please refer to the back cover of this Prospectus.

Portfolio Summary

The Portfolio has its own investment objective and strategies for reaching that goal. Before investing, make sure the Portfolio's goal matches your own. A description of the Portfolio's goal, principal investment strategies, main risks of investing, and fees and expenses are described under the Portfolio's Summary. Additional information about the Portfolio's investment strategies is described in the More About the Portfolio section of this Prospectus.

In general, the Portfolio is designed for long-term investors, such as those saving for retirement, or investors that want a fund that seeks to outperform the market in which it invests over the long-term. The Portfolio may not be suitable for investors who are pursuing a short-term investment goal, such as investing emergency reserves. The Portfolio also may not be suitable for investors who require regular income or stability of principal.

Investment Advisor and Sub-Advisors

Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") is the investment advisor for the Portfolio. Old Mutual Capital has retained the following sub-advisors to assist in managing the Portfolios: Eagle Asset Management, Inc. ("Eagle") and Liberty Ridge Capital, Inc. ("Liberty Ridge") (each a "Sub-Advisor", and collectively, the "Sub-Advisors"). For information about the Advisor and Sub-Advisors, see the Investment Advisor & Sub-Advisors sections of this Prospectus.

What the Portfolio Is – And Isn't

The Portfolio is a mutual fund – a pooled investment that is professionally managed and provides you the opportunity to participate in financial markets. The Portfolio strives to meet its stated goal, although as with all mutual funds, it cannot offer guaranteed results. As with any mutual fund, there is always a risk that you may lose money on your investment in a Portfolio.

An investment in the Portfolio is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

PORTFOLIO SUMMARY

Old Mutual Small Cap Portfolio

Morningstar Category:

U.S. Insurance Fund Small Blend

Sub-Advisors:

Eagle Asset Management, Inc. and Liberty Ridge Capital, Inc.

Investment Approach

The Portfolio seeks to provide investors with above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk. To pursue this goal, the Portfolio normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small cap companies. For purposes of this Portfolio, small-cap companies are those companies with market capitalizations similar to the companies in the Russell 2000® Index. As of February 29, 2008, the Russell 2000® Index included companies with market capitalizations between $25 million and $7.4 billion. The market capitalization of the companies in the Portfolio's holdings and the Russell 2000® Index changes over time and the Portfolio will not automatically sell or stop buying stock of a company it already owns if the company's market capitalization grows or falls out of this range. Equity securities in which the Portfolio may invest include common and preferred stocks.

Main Investment Risks

Stock Market Risk. The value of the stocks and other securities owned by the Portfolio will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Advisor's determination of an investment's value or the Sub-Advisor may misgauge that value.

Small Company Risk. The Portfolio invests primarily in small-cap companies. While small-cap companies may offer greater potential for capital appreciation than larger, more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Portfolio could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Portfolio may focus its investments in certain industries within a sector, which may cause the Portfolio's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following information illustrates the risks of investing in the Portfolio by showing changes in the Portfolio's performance year to year and by showing how the Portfolio's average annual returns compare to those of an unmanaged securities index. The Portfolio's performance is compared to the Russell 2000® Index, a widely recognized, unmanaged index that measures the performance of 2,000 small cap stocks. All performance figures reflect the reinvestment of dividends and capital gains distributions but do not reflect any additional charges or expenses that may be imposed under the VA Contracts or VLI Policies. If such charges or expenses were reflected, the returns in the bar chart and table would be lower. The Portfolio's past performance does not indicate how it will perform in the future.



		Best Quarter	
4th Quarter 1998			25.92%

		Worst Quarter	
3rd Quarter 2002			(21.24%)

Average Annual Total Returns *as of December 31,2007*

	Past 1 Year	Past 5 Years	Past 10 Years
Small Cap Portfolio	6.64%	15.33%	10.07%
Russell 2000® Index	(1.57%)	16.25%	7.08%

Prior to January 1, 2006, the Portfolio was managed by an investment advisor different than the Portfolio's current Sub-Advisors and the Portfolio's performance prior to January 1, 2006 may not be indicative of how it will perform in the future. The Small-Cap Portfolio's name and investment strategy changed effective January 1, 2003. The Portfolio's past performance would have been different if the current strategy had been in effect.

Fees and Expenses

This table summarizes the shareholder transaction fees and annual operating expenses you would pay as an investor in the Portfolio. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Portfolio's assets. The shareholder transaction fees and the annual fund operating expenses shown in the table do not reflect any additional charges or expenses that may be imposed under the VA Contracts or VLI Policies.

Fees and Expenses Table

Shareholder Transaction Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases	Not Applicable
Maximum Deferred Sales Charge (Load)	Not Applicable
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	Not Applicable
Redemption Fee	Not Applicable
Exchange Fee	Not Applicable

Annual Fund Operating Expenses
(expenses that are deducted from portfolio assets)

Management Fees	1.10%
Distribution and/or Services (12b-1) Fees	None
Other Expenses	0.32%
Acquired Fund Fees and Expenses[1]	0.01%
Total Annual Fund Operating Expenses	1.43%
Fee Waiver and/or Expense (Reduction)/Recoupment (contingent)	(0.40%)
Net Annual Operating Expenses[2]	1.03%

(1) The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(2) These are the expenses you should expect to pay as an investor in this Portfolio for the fiscal year ending December 31, 2008 as a result of Old Mutual Capital's contractual agreement to waive through April 30, 2009 that portion, if any, of the annual management fees payable by the Portfolio and to pay certain expenses of the Portfolio to the extent necessary to ensure that the total annual fund operating expenses (excluding interest, taxes, brokerage and extraordinary expenses) do not exceed 1.02% Old Mutual Capital may be entitled to reimbursement of any fees waived pursuant to this arrangement in any fiscal year in which the Portfolio's total assets are greater than $75 million and its total annual fund operating expenses are less than 1.02%. Old Mutual Capital and the Portfolio's former advisor have agreed to not seek reimbursement for fees waived or expenses absorbed by the former advisor.

Expense Example

This example is intended to help you compare the cost of investing in the Portfolio to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Portfolio for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Portfolio's operating expenses remain the same for the time periods shown and include the effect of any contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs and returns may be higher or lower. In addition, this example does not reflect any additional charges or expenses that may be imposed under the VA Contracts or VLI Policies. If these additional charges or expenses were reflected in the example, the costs would be higher.

Your Cost	
1 Year	$105
3 Years	$413
5 Years	$743
10 Years	$1,677

Hypothetical Impact of Fund Expenses on Returns

The following table summarizes the annual and cumulative impact of the Portfolio's fees and expenses on returns over a 10-year period. The table shows the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratio, which is the same as that stated in the Fees and Expenses table, is net of any contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The chart also assumes the reinvestment of all dividends and distributions. The table does not reflect any additional charges or expenses that may be imposed under the VA Contracts or VLI Policies.

Old Mutual Small Cap Portfolio

	Initial Hypothetical $10,000 Investment			5% Assumed Rate of Return	
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.03%	3.97%	$10,397	$105
2	10.25%	1.43%	7.68%	$10,768	$151
3	15.76%	1.43%	11.53%	$11,153	$157
4	21.55%	1.43%	15.51%	$11,551	$162
5	27.63%	1.43%	19.63%	$11,963	$168
6	34.01%	1.43%	23.90%	$12,390	$174
7	40.71%	1.43%	28.33%	$12,833	$180
8	47.75%	1.43%	32.91%	$13,291	$187
9	55.13%	1.43%	37.65%	$13,765	$193
10	62.89%	1.43%	42.57%	$14,257	$200
Total Gain After Fees and Expenses				$4,257	
Total Annual Fees & Expenses					$1,677

MORE ABOUT THE PORTFOLIO

Investment Strategies and Risks

The Portfolio seeks to achieve its investment objective through its principal investment strategies. The principal investment strategy and risks of the Portfolio have been described in the Portfolio Summary. This section of the Prospectus discusses those and other investment strategies used by the Portfolio in greater detail and describes additional risks associated with an investment in the Portfolio. The Statement of Additional Information contains more detailed information about the Portfolio's investment policies and risks. The back cover of this Prospectus explains how you can get a copy of the Statement of Additional Information.

Eagle's Investment Strategies –
Old Mutual Small Cap Portfolio

Eagle searches for smaller, less visible companies with unique business concepts or niche products that are reasonably priced and positioned for growth. Eagle's small cap core investment strategy employs in depth, rigorous research, intensive analysis and thorough, bottom-up stock selection to identify consistently growing companies that are reasonably priced.

The driving force behind each of Eagle's investment decisions is to look beyond price-to-earnings multiples and stated growth rates to buy companies that have sustainable competitive advantages. Eagle seeks to gain a thorough understanding of a company's management, business plan, financials, real rate of growth and competitive threats and advantages.

Eagle looks for companies that are low-cost producers; those with high barriers to entry, those with strong management teams; those with recurring revenue streams; and those with conservative accounting. Other desirable criteria include a catalyst for accelerated growth; earnings-per-share growth greater than 15%; reasonable price-to-earnings ratio relative to growth rate; high or expanding return on equity and high or expanding operating margins relative to peer group.

Liberty Ridge's Investment Strategies –
Old Mutual Small Cap Portfolio

Liberty Ridge's core investment process is driven by fundamental research and a multi-factor model that screens companies with attractive valuations relative to the sector and the market, near-term business dynamics, and long-term earnings growth. These securities are generally trading at modest relative valuations given certain financial measurements, such as their price-to-earnings ratios, dividend income potential and earnings power. Liberty Ridge attempts to focus on stocks of companies that are industry leaders where management teams have an incentive to grow bottom line earnings rather than focus primarily on revenues or return on equity. Liberty Ridge believes appropriately priced companies that are leaders in their industries with limited competition and high barriers to entry possess the characteristics that have the highest probability of outperforming the market over full market cycles in the blend space.

More About Investment Strategies and Risks

Foreign Securities. While the Portfolio emphasizes investments in securities traded in the U.S., the Portfolio may invest up to 20% of its net assets in foreign-traded securities. Foreign securities refer to securities of issuers, wherever organized, that have their principal business activities outside of the United States. Investments in foreign securities involve different risks than U.S. investments, including fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers.

ADRs. The Portfolio may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs). ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities, including the risk that material information about the issuer may not be disclosed in the United States and the risk that currency fluctuations may adversely affect the value of the ADR.

Fixed-Income Securities. While the Portfolio generally emphasizes investments in equity securities such as common and preferred stocks, they also may invest in investment grade fixed-income securities. Fixed-income securities in which the Portfolio might invest include bonds, debentures, and other corporate or government obligations. The price of a fixed-income security may fall as a result of adverse events involving the issuer of the security, changes in interest rates or other adverse economic or political events. Fixed income securities may not deliver their expected yield as a result of the factors listed above.

Securities That Are Not Readily Marketable. The Portfolio may invest up to 15% of its net assets in securities that are not "readily marketable." A security is not readily marketable if it cannot be sold within seven days in the ordinary course of business for approximately the amount at which it is valued. For example, some securities are not registered under U.S. securities laws and cannot be sold to the public because of Securities and Exchange Commission ("SEC") regulations (these are known as "restricted securities"). Under procedures adopted by the Portfolio's Board of Trustees ("Board"), certain restricted securities may be deemed liquid and will not be counted toward the 15% limit.

Investments in securities that are not readily marketable, which may include restricted securities, involve certain risks to the extent that the Portfolio may be unable to sell an illiquid security or sell at a reasonable price. In addition, in order to sell a restricted security, a Portfolio might have to bear the expense and incur the delays associated with registering the shares with the SEC.

Securities of Other Investment Companies. The Portfolio may acquire securities of other investment companies, including exchange-traded funds, subject to the limitations of the Investment Company Act of 1940. The Portfolio's purchase of securities of other investment companies may result in the payment of additional management and distribution fees.

Derivatives. The Portfolio may use derivatives to hedge risks inherent in the portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, as a substitute for taking a position in an underlying asset, to reduce transaction costs associated with managing a portfolio, or to implement a Portfolio's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the Portfolio may use include futures contracts, purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts, and foreign currencies. The Portfolio has limits on the use of derivatives and is not required to use them in seeking their investment objective. A small investment in derivatives could have a potentially large impact on the Portfolio's performance; certain gains or losses could be amplified, increasing share price movements. The use of derivatives involves risks that may be different from the risks associated with investing directly in the underlying assets, including the risk that changes in the value of a derivative held by the Portfolio may not correlate with the Portfolio's other investments.

Temporary Defensive Investments. In times of unstable or adverse market or economic conditions, up to 100% of the Portfolio's assets may be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper,

money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. The Portfolio could also hold these types of securities pending the investment of proceeds from the sale of Portfolio shares or portfolio securities or to meet anticipated redemptions of Portfolio shares. The Portfolio may invest in temporary defensive investments for undetermined periods of time, depending on market or economic conditions. To the extent the Portfolio invests defensively in these securities, it might not achieve its investment objective.

Portfolio Turnover. The Portfolio does not have any limitations regarding portfolio turnover and may have portfolio turnover rates in excess of 100%. A portfolio turnover rate of 100% is equivalent to the Portfolio buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rates of the Portfolio may be higher than other mutual funds with the same investment objectives. Higher portfolio turnover rates increase the brokerage costs the Portfolio pays and may adversely affect its performance.

Non-Fundamental Policy

The Old Mutual Small Cap Portfolio has a non-fundamental policy that states under normal conditions, it will invest at least 80% of total assets plus the amount of any borrowings for investment purposes in the type of investments suggested by its name. The Portfolio will provide notice to its respective shareholders at least 60 days prior to any change of its investment policy.

Sub-Advisor Allocations

For Portfolios that employ multiple Sub-Advisors, Old Mutual Capital will allocate the assets of the Portfolio according to the Portfolio's particular investment mandate. Currently the investment mandate for the Old Mutual Small Cap Portfolio provides that each Sub-Advisor will manage between 45% and 55% of the Portfolio's assets. Old Mutual Capital will monitor the allocation of assets among the Sub-Advisors and will re-allocate the Portfolio's assets no less frequently than quarterly, if necessary, to keep the allocation within the target range. Reallocation of assets will be accomplished by allocating purchase or redemption proceeds to a particular Sub-Advisor and, if necessary, reallocating cash or securities to a particular Sub-Advisor.

Disclosure of Portfolio Holdings

A description of the Old Mutual Insurance Series Fund policies and procedures with respect to the disclosure of the Portfolio's securities is available in the Statement of Additional Information. The back cover of this Prospectus explains how you can obtain a copy of the Statement of Additional Information.

THE INVESTMENT ADVISOR AND SUB-ADVISORS

The Investment Advisor

Old Mutual Capital, Inc., located at 4643 S. Ulster Street, 6th Floor, Denver, Colorado 80237, is the investment advisor for the Portfolio. Old Mutual Capital was organized in 2004 and is a subsidiary of Old Mutual (US) Holdings Inc., which is a wholly-owned subsidiary of Old Mutual plc, a London-exchange-listed international financial services firm. Since 2004, Old Mutual Capital has been the investment Advisor to Old Mutual Funds I, Old Mutual Funds II, and Old Mutual Funds III, each an affiliated mutual fund company, since 2004, 2006, and 2008, respectively. Old Mutual Capital managed approximately $4.9 billion in mutual fund assets as of December 31, 2007.

As investment advisor, Old Mutual Capital oversees the investment decisions made by the Sub-Advisors for the Portfolio, including monitoring the performance, security holdings and portfolio trading of the Sub-Advisors. Old Mutual Capital also oversees the Sub-Advisors' compliance with prospectus limitations and other relevant investment restrictions.

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and Old Mutual Capital have received exemptive relief from the SEC that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital will have the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. The Portfolio intends to rely on the exemptive order and operate in the manner described above.

Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Portfolio have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Portfolio at any time by a vote of the majority of the outstanding voting securities of such Portfolio. The SEC exemptive order also permits a Portfolio to disclose to shareholders the aggregate fees paid to Old Mutual Capital and the sub-advisor(s) by a Portfolio.

The Sub-Advisors

EAGLE ASSET MANAGEMENT, INC.

Eagle, a Florida corporation located at 880 Carillon Parkway, St. Petersburg, FL 33716, is a Sub-Advisor to the Old Mutual Small Cap Portfolio. Eagle was appointed Sub-Advisor to the Trust effective January 1, 2006, and manages and supervises the investment of certain of the Portfolio's assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Eagle provides investment advisory services to both retail clients and institutional clients, including corporate pension plans, public funds, foundations and other tax-exempt entities and registered investment companies. Eagle held discretionary management authority with respect to approximately $14.2 billion in assets as of December 31, 2007.

LIBERTY RIDGE CAPITAL, INC.

Liberty Ridge, a Delaware corporation located at 1205 Westlakes Drive, Suite 230, Berwyn, PA 19312, is the Sub-Advisor to the Old Mutual Select Value, Mid-Cap, and Small Cap Portfolios. Liberty Ridge was appointed Sub-Advisor to the Trust effective January 1, 2006. Prior to that date, Liberty Ridge was the Trust's investment advisor. Liberty Ridge manages and supervises the investment of certain of the Portfolio's assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Liberty Ridge, a wholly-owned subsidiary of Old Mutual (US) Holdings,

Inc., and an affiliate of Old Mutual Capital, was founded in 1982, and managed over $424 million in assets as of December 31, 2007.

Legal Proceedings

In June 2004, Liberty Ridge (formerly know as Pilgrim Baxter & Associates, Ltd. ("PBA")), the former advisor to the Trust and the current sub-advisor to certain Portfolios, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Portfolios. In this event, the Trust's Board would be required to seek a new sub-adviser for the Portfolios sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), Liberty Ridge, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, Liberty Ridge and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against Pilgrim Baxter & Associates, Ltd. (now known as Liberty Ridge Capital, Inc.). The Trust was not named in the Order. In the Order, the WV Securities Division alleged that Liberty Ridge permitted short-term trading in excess of the Trust's disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the Trust. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that Liberty Ridge cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment adviser to the Portfolios. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Portfolios to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Portfolios.

Management Fees

The table, below, shows the management fees the Portfolios paid (as a percentage of average daily net assets) to the Trust's Advisor for the fiscal year ended December 31, 2007.

	Fees paid to Old Mutual Capital as of December 31, 2007
Small Cap Portfolio	1.10%

Advisory fee breakpoints are triggered once a Portfolio reaches $300 million in assets. For assets between $0 and $300 million, management fees will be charged at their base level. Once assets of any Portfolio exceed $300 million, the management fee charged on such assets will be reduced by 0.05% from their base level. Further fee breakpoints are triggered when a Portfolio's assets reach $500 million, $750 million, $1 billion, $1.5 billion and $2 billion. In each case, base level advisory fees are reduced by an additional 0.05% for a possible 0.30% point reduction in total. The Sub-Advisors are entitled to receive a fee from Old Mutual Capital equal to a percentage of the daily net assets of each Portfolio. The fee arrangement for each Sub-Advisor is described in the Statement of Additional Information.

A discussion regarding the basis for the Board's approval of the investment advisory contract between the Trust and Old Mutual Capital and the sub-advisory contracts among the Trust, Old Mutual Capital, and each Sub-Advisor is included in the Trust's Annual Report to Shareholders for the fiscal year ended December 31, 2007. The back cover of this Prospectus explains how you can get a copy of the Annual Report.

The Portfolio Managers

Listed below are the portfolio managers that have responsibility for the day-to-day management of the Portfolio and a brief biographical description of each portfolio manager. The Statement of Additional Information provides additional information about the portfolio managers' investments in the Portfolio or other portfolios that they manage, a description of their compensation structure, information regarding other accounts that they manage and additional information about conflicts of interest.

SMALL CAP PORTFOLIO

EAGLE

Todd McCallister, Ph.D., CFA joined Eagle in 1997 and currently holds the positions of Managing Director and Portfolio Manager. Mr. McCallister has 19 years of investment experience as a portfolio manager and analyst. Prior to joining Eagle, Mr. McCallister served as a Portfolio Manager at Investment Advisors, Inc. Mr. McCallister also served as a Portfolio Manager at ANB Investment Management for 5 years. Mr. McCallister holds a B.A., with highest honors, from the University of North Carolina (1982), and a Ph.D. in economics from the University of Virginia (1987). He earned his CFA designation in 1996.

Stacey Serafini Thomas, CFA joined Eagle in 1999 and currently holds the position of Assistant Portfolio Manager at Eagle. Ms. Thomas has more than eight years of investment experience as portfolio co-manager and analyst. Prior to joining Eagle, Ms. Thomas served as a Corporate Finance Analyst for Raymond James & Associates, Inc. Ms. Thomas holds a B.A. in government, cum laude, from Harvard University (1997). She earned her CFA designation in 2002.

LIBERTY RIDGE

James B. Bell, III, CFA, joined Liberty Ridge in 2001 as a research analyst focusing on financials, utilities and gaming/leisure companies, and has been a portfolio manager since 2004. Prior to joining Liberty Ridge, Mr. Bell worked for six years as a commercial banker at Allfirst Bank. Mr. Bell holds a BS in Finance from the University of Virginia. He earned his CFA designation in 1999.

ABOUT YOUR INVESTMENT

Your Share Price

The price of a Portfolio's shares is based on that Portfolio's net asset value ("NAV"). A Portfolio's NAV equals the value of its assets, less its liabilities, divided by the number of its outstanding shares. A Portfolio's NAV is calculated and its shares are priced at the close of trading on the New York Stock Exchange ("NYSE") (normally 4 p.m. Eastern Time) each day the exchange is open for business except that securities traded primarily on the NASDAQ Stock Market ("NASDAQ") are normally valued by a Portfolio at the NASDAQ official closing price provided by NASDAQ each business day. NAV is not calculated, and you may not conduct Portfolio transactions, on days the NYSE is closed (generally, weekends and New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day) or trading is restricted. Foreign securities may trade in their local markets on days the NYSE is closed. Foreign transactions and changes in the value of the Portfolio's securities holdings on such days may affect the value of the Portfolio's shares on days when you will not be able to purchase, exchange or redeem shares.

Valuing Portfolio Securities

A Portfolio uses pricing services to determine the market value of the securities in its portfolio. Except as discussed below, a Portfolio generally use the market price of securities as of the close of regular trading on the NYSE to value equity securities held by a Portfolio, except that securities traded primarily on the NASDAQ Stock Market ("NASDAQ") are normally valued by a Portfolio at the NASDAQ Official Closing Price provided by NASDAQ each business day.

Short-term investments are priced at amortized cost, which approximates market value. The market value of bonds is determined based on an evaluated price. If a Portfolio holds securities quoted in foreign currencies, it translates that price into U.S. dollars at current exchange rates. Because foreign markets may be open at different times than the NYSE, the price of a Portfolio's shares may change on days when its shares are not available for purchase or sale. If a market quotation is not readily available or is believed to be unreliable, the security is valued at fair value as determined in good faith by the Board or pursuant to procedures approved by the Board.

Fair Value Pricing

The Portfolio has fair value pricing procedures in place, and a Valuation Committee meets as necessary to value securities in appropriate circumstances that may include, but are not limited to, when a market price is unavailable or if Portfolio assets have been affected by events occurring after the close of trading of a securities market, but before the Portfolio calculates its net asset value. By fair valuing a security whose price may have been affected by events occurring after the close of trading in its respective market, a Portfolio attempts to establish a price that it might reasonably expect to receive upon its current sale of that security. These methods are designed to help ensure that the prices at which Portfolio shares are purchased and redeemed are fair, and do not result in dilution of shareholder interest or other harm to shareholders. In addition, fair value pricing is a helpful tool in preventing excessive

short-term trading activity because it may make it more difficult for potentially disruptive shareholders to determine if pricing inefficiencies exist in a Portfolio's securities. The valuation assigned to fair valued securities for purposes of calculating the Portfolio's NAV may differ from the security's most recent closing market price and from the prices used by other mutual funds to calculate their NAVs. Although intended to do so, the fair value procedures may not always better represent the price at which the Portfolio could sell the fair valued security and may not always result in a more accurate NAV.

The NAV of your shares when redeemed may be more or less than the price you originally paid, depending upon a Portfolio's investment performance. If a Portfolio invests in another investment company, the Portfolio's net asset value is based in part on the net asset value of the other investment companies in which the Portfolio invests. The prospectuses for these other investment companies explain the circumstances under which they may use fair value pricing and its effects.

INVESTING IN THE PORTFOLIO

Policy Regarding Excessive or Short-Term Trading

While the Portfolio provides shareholders with daily liquidity, it is intended to be long-term investment vehicle and is not designed for investors that engage in excessive short-term trading activity (*i.e.* purchases of Portfolio shares followed shortly thereafter by redemptions of such shares, or vice versa). Short-term or excessive trading could lead to the Portfolio needing to maintain higher daily cash balances to meet redemption requests as well as higher transaction costs, either of which could adversely affect shareholder returns.

The Trust's Board of Trustees has adopted and Old Mutual Capital and its affiliates (collectively, for purposes of this section Policy Regarding Excessive or Short-Term Trading, "Old Mutual Capital") and their agents have implemented the following tools to discourage excessive short-term trading in the Portfolio: trade activity monitoring and selective use of fair value pricing. Trade activity monitoring is described in more detail below and fair value pricing is described in the preceding section of this Prospectus. Although these tools are designed to discourage excessive short-term trading, neither of these tools alone nor both of them taken together eliminate the possibility that excessive short-term trading activity in the Portfolio will occur. Moreover, both of these tools involve judgments that are inherently subjective. Old Mutual Capital and its agents seek to make these judgments to the best of their abilities in a manner that they believe is consistent with shareholder interests. For purposes of applying these tools, Old Mutual Capital and its agents may consider an investor's trading history in the Portfolio, and accounts under common ownership, influence or control. Old Mutual Capital and the Portfolio may modify these procedures in response to changing regulatory requirements, such as those adopted by the SEC or U.S. Department of Labor, or to enhance the effectiveness of the procedures.

The Trust has in place an agreement ("Shareholder Information Agreements") with each Participating Insurance Company that requires the Participating Insurance Company to (a) provide the taxpayer identification number and transaction information about fund shareholders who hold their shares through the Participating Insurance Company, (b) use its best efforts to determine, upon request of the Trust, whether any other person that holds Portfolio shares through the Participating Insurance Company is itself a financial intermediary, and upon further request by the Trust provide the above information regarding shareholders holding an account with such indirect intermediary, and (c) carry out any instructions from the Trust to restrict or prohibit any further purchases or exchanges of Portfolio shares by a shareholder whom the Trust identifies as having violated the Trust's market timing or excessive trading policies, as permitted by applicable VA Contracts or VLI Policies. These contractual arrangements enhance Old Mutual Capital's ability to monitor trades placed by holders of VA Contracts and VLI Policies through omnibus accounts maintained by Participating Insurance Companies. However, there is no assurance that Participating Insurance Companies will, in all instances, cooperate with Old Mutual Capital in monitoring trading activity, will be successful in obtaining data from indirect intermediaries, or will carry out instructions to restrict or prohibit purchases.

Buying & Selling Portfolio Shares

You may only buy and sell Portfolio shares through VA Contracts and VLI Policies offered by separate accounts of Participating Insurance Companies. The prospectus for these separate accounts explains how to purchase and redeem a VA Contract or VLI Policy.

The Participating Insurance Company may buy Portfolio shares for you at NAV any day the New York Stock Exchange is open. The Participating Insurance Company must receive your completed buy order before the

close of regular trading on the New York Stock Exchange (generally, 4:00 p.m. Eastern Time) for your Portfolio shares to be bought at that day's NAV. Purchase orders received after the close of the New York Stock Exchange will be priced at the Portfolios' next calculated NAV. Processing of your initial purchase may take longer. The Participating Insurance Company is responsible for sending your buy order to the Portfolio. A Portfolio may periodically close to new purchases or refuse a buy order if the Portfolio determines that doing so would be in the best interests of the Portfolio and its shareholders.

The Participating Insurance Company may sell Portfolio shares for you at NAV any day the New York Stock Exchange is open. The Participating Insurance Company must receive your sell order before the close of regular trading on the New York Stock Exchange for you to receive that day's NAV. The Participating Insurance Company is responsible for sending your sell order to the Portfolio. The Portfolio generally sends payment for your shares to the Participating Insurance Company the business day after your sell order is received. Under unusual circumstances, the Portfolio may suspend redemptions or postpone payment for up to seven days as permitted by federal securities law.

Redemptions In-Kind

The Portfolios reserve the right to make redemptions in securities rather than in cash if the redemption amount exceeds $250,000 or 1.00% of the aggregate net asset value of a Portfolio in any 90-day period.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

The Portfolio is required by Federal Law to obtain, verify, and record information that identifies each person who opens a new account. If you do not provide this information, we may not be able to open your account. Each Portfolio reserves the right to close your account or take such other action deemed appropriate if we are unable to verify your identity.

Distributions and Taxes

The Portfolio pays dividends from its net investment income and distributions from its net realized capital gains at least once a year, if available. Dividends and distributions will be reinvested in the Portfolio unless the Participating Insurance Company instructs the Portfolio otherwise. There are no fees on reinvestments.

VA Contracts and VLI Policies are currently tax-deferred investments. Therefore, Portfolio distributions are exempt from current taxation if left to accumulate in your VA Contract or VLI Policy. In addition, exchanges among the Trust's portfolios are currently not taxable. The prospectus for the Participating Insurance Company separate account discusses the tax status of VA Contracts and VLI Policies in greater detail. The tax status of a Portfolio's distributions for each calendar year will be detailed in the Participating Insurance Company's annual tax statement for that Portfolio. Because everyone's tax situation is unique, always consult your tax professional about federal, state and local tax consequences.

Revenue Sharing

Payments to Financial Intermediaries by Old Mutual Investment Partners, Old Mutual Capital, or their affiliates

From time to time, Old Mutual Investment Partners (the "Distributor") or one or more of its corporate affiliates may, from time to time, make payments from its own resources to insurance companies or other intermediaries that sponsor VA Contracts and VLI Policies which offer or hold Portfolio shares ("Financial Intermediaries").

These "Revenue Sharing" payments may be made in exchange for certain services provided by the insurance company or intermediary, such as administrative or recordkeeping support services and/or marketing support. Administrative and recordkeeping support services vary among intermediaries, but may include transaction processing or account maintenance activities (such as processing purchases, redemptions, or exchanges or producing customer account statements or tax statements) sub-accounting services, answering shareholder inquiries relating to the Portfolio, delivering proxy statements, annual reports, updated prospectuses and other communications, and other recordkeeping services relating to investments in the Portfolio. Marketing support payments include payments for conferences and seminars, investor and dealer-sponsored events, educating sales personnel of the insurance company or other intermediary, placement on sales lists and access (in some cases on a preferential basis over competitors of the Portfolio) to sales meetings and salespeople of the intermediary. In addition, insurance companies and intermediaries may receive non-cash compensation, such as promotional merchandise bearing the Trust's logo.

The Distributor or its affiliates may compensate insurance companies and other intermediaries differently depending on the nature and extent of the services they provide. Insurance companies and intermediaries may earn profits on these payments, since the amount of the payment may exceed their cost in providing the service. Certain of these payments may be subject to limitations under applicable law.

The Distributor is motivated to make these payments since, in certain circumstances, they promote the sale of Portfolio shares and the retention of those investments by clients of the insurance company or intermediary. The Advisor may also benefit from the Distributor's activity through increased advisory fees received on assets purchased through insurance companies or intermediaries.

Payments By Old Mutual Insurance Series Fund

Like the Distributor, the Trust may, from time to time, make payments to insurance companies and other intermediaries that provide administrative or recordkeeping support services, as described above. In certain cases, the payments could be significant and cause a conflict of interest for Participating Insurance Companies or other intermediaries.

You can find further details in the SAI about these payments and the services provided in return by the insurance companies or intermediaries. You can also speak to your Participating Insurance Company or financial intermediary for more information about payments made by the Distributor or the Trust to such parties.

Potential Conflicts of Interest

Participating Insurance Companies may be affiliated with one another. In addition, the interests of VA Contact and VLI Policy holders may conflict due to differences in tax treatment and other considerations. The Portfolio's Board of Trustees monitors each Portfolio for material conflicts and determines what action, if any, should be taken. For example, the Board may require a Participating Insurance Company to sell its investments in a Portfolio. As a result, the Portfolio may be forced to sell securities. In addition, the Board may refuse to sell shares of a Portfolio to a particular VA Contract or VLI Policy or may suspend or terminate sales of Portfolio shares if required by law or regulatory authority or if the action is in the best interests of the Portfolio and its shareholders.

FINANCIAL HIGHLIGHTS

A Portfolio's financial highlights help you understand its recent financial performance. The total returns represent the rate that you would have earned or lost on an investment in the Portfolio, assuming you reinvested all Portfolio distributions. PricewaterhouseCoopers, LLP ("PwC") has audited the information contained in these financial highlights. PwC's report and the Portfolio's financial statements are included in the Portfolio's Annual Report to Shareholders, which is available, free of charge, upon request.

For a Share Outstanding Throughout Each Fiscal Year Ended December 31,

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Old Mutual Small Cap Portfolio														
2007	$24.07	$ 0.23	$1.38	$1.61	$—	$ (3.33)	$ (3.33)	$22.35	6.64%	$ 86,961	1.02%	1.42%	0.93%	110.99%
2006	20.62	(0.04)	3.49	3.45	—	—	—	24.07	16.73%	100,549	1.02%	1.30%	(0.20)%	163.05%
2005	20.32	(0.04)	0.34	0.30	—	—	—	20.62	1.48%	115,378	1.20%	1.28%	(0.18)%	58.30%
2004	17.49	(0.13)	2.96	2.83	—	—	—	20.32	16.18%	154,841	1.20%	1.25%	(0.77)%	80.68%
2003	12.58	(0.07)	4.98	4.91	—	—	—	17.49	39.03%	219,398	1.20%	1.24%	(0.48)%	125.35%

1   Per share amounts for the year are calculated based on average outstanding shares.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FOR MORE INFORMATION

For investors who want more information about Old Mutual Insurance Series Fund and the Portfolio, the following documents are available free upon request:

Statement of Additional Information

The SAI provides more information about the Portfolio and is incorporated into this Prospectus by reference.

Annual and Semiannual Reports

The Annual and Semiannual Reports provide financial and performance information about the Portfolio and its investments and a discussion of the market conditions and investment strategies that significantly affected the Portfolio's performance during the period.

To obtain a copy of the SAI, Annual and Semiannual Reports or other information and for shareholder inquiries, contact Old Mutual Insurance Series Fund:

By Telephone:

888-772-2888

By Mail:

Old Mutual Insurance Series Fund
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

Old Mutual Insurance Series Fund Website
oldmutualfunds.com

EDGAR Database on the SEC Website:

https://www.sec.gov

By E-mail or in Person from the SEC:
(you will pay a copying fee for this service)

E-mail the SEC at publicinfo@sec.gov

Visit or Write:

SEC Public Reference Section, Room 1580
Washington, D.C. 20549-0102

Call 202-942-8090 for information
about the operation of the Public Reference Room

Investment Adviser

Old Mutual Capital, Inc.



Distributor: Old Mutual Investment Partners
R-08-261 4/2008

SEC File Number 811-08009